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                                                                       EXHIBIT 6

                    [Prudential Securities Inc. Letterhead]

CONFIDENTIAL


October 7, 1999



Mr. Joseph A. Pellegrini
BancBoston Robertson Stephens Inc.
555 California Street
Suite 2600
San Francisco, CA 94104


Dear Joe:

Thank you for the opportunity yesterday to more fully discuss the offer submitted by Bull Run Corporation ("Bull Run") to acquire the outstanding capital stock of Rawlings Sporting Goods Company, Inc. ("Rawlings"). This letter is in response to the questions you raised and will, I hope, clarify the key elements of Bull Run's offer. As you know, Bull Run and its advisors, including Alston & Bird, Ernst & Young and Prudential Securities Incorporated, have invested a substantial amount of time and resources towards completing a successful business combination with Rawlings.

Transaction Structure. Bull Run's offer is constructed to offer each Rawlings shareholder a choice of selling all or a portion (up to 92%) of their owned shares. Shareholders may tender 100% of their shares in exchange for $12.25 per share in cash ("Option A"). Alternatively, Shareholders may elect to retain an equity interest in Rawlings by tendering from 0% to 92% of their shares at $13.00 per share in cash ("Option B").

For example, a shareholder owning 100 shares of Rawlings stock may (a) tender 100 shares in exchange for $12.25 per share in cash, or $1,225.00, under Option A; or (b) tender up to 92 shares for $13.00 per share in cash under Option B. Assuming the tender of 92 shares, the shareholder would receive $1,196.00 in cash and retain ownership of 8 Rawlings shares. Under Option B, the shareholder could tender any amount of shares between zero and 92 for $13.00 per share in cash; the amount of cash received and shares retained would vary accordingly.


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Bull Run's rationale for providing shareholders Option B is based upon Bull
Run's intention to preserve Rawlings as a public company for strategic reasons. Bull Run and its advisors believe that Rawlings will have future opportunities to grow its business with funding provided by the capital markets. The opportunity to preserve a public company will mitigate the market timing risks and costs associated with an initial public offering and will enable Rawlings to access capital on a more efficient and cost-effective basis. Although Rawlings will initially have a limited public float and trading market, we believe that liquidity will improve in the intermediate term. As we have discussed, Bull Run's equity partners principally represent professional institutional equity investors. We anticipate that Rawlings will provide these investors with registration rights according to customary terms and conditions which are appropriate to protect the interests of all Rawlings shareholders. We also anticipate that Rawlings will solicit and secure capital markets sponsorship from qualified, consumer products oriented investment banks, including Prudential Securities.

In addition to Bull Run's retention of all of its owned shares in Rawlings, Bull Run believes that other Rawlings shareholders will elect to participate with Bull Run in the acquisition of Rawlings. However, Bull Run is concerned that Rawlings would assert that Bull Run is precluded from securing any such commitments due to existing agreements with Rawlings. As we discussed, we request that Rawlings confirm that Bull Run may solicit the support and participation of selected existing Rawlings shareholders, which will enhance the options for all shareholders. As you requested, Bull Run is confident that it can secure commitments from these shareholders prior to executing a definitive agreement with Rawlings. The shareholders Bull Run wishes to consider involving in this transaction include _____________________(1) (together with Bull Run, the "Retained Shares").

SOURCES AND USES OF FUNDS AND CAPITALIZATION. Per your request, we have attached as Exhibits 1 and 2 summaries of the expected sources and uses of funds and capital structures for Option A and Option B. As you will note, we expect to refinance Rawlings' existing bank credit facilities in order to access adequate debt capital to fund the transaction and operate the business. We expect that the tender offer will be financed principally with equity capital provided by Bull Run and its equity partners and partially with debt. Assuming that all shareholders elect to tender all of their shares under Option A for $12.25 per share in cash, Bull Run expects to require funding of approximately $68 million, plus fees and expenses. This assumes approximately
2.4 million Retained Shares, with the holders of the remaining approximately
5.5 million Rawlings shares (out of approximately 7.9 million total outstanding Rawlings shares) tender all of their shares. Any shareholders electing Option B, will serve to reduce the total funding required to consummate the transaction.

The final capital structure depends, in part, on the final determination of recapitalization accounting vs. purchase accounting treatment. Assuming that purchase accounting is applied, we expect the final capital structure will include approximately $80 million of

--------

(1) The name of each of the stockholders has been redacted to maintain its confidentiality.


                                       2
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outstanding borrowings, at least $20 million of borrowing availability under a senior revolving credit facility to support working capital requirements and approximately $35 million to $40 million of shareholders' equity. In addition, we forecast that Rawlings will generate at least $15 million of net cash proceeds within the first year from the liquidation of excess working capital and other tangible assets, which will be applied to repay outstanding borrowings. Refer to Exhibits 1 and 2 for the estimated pro forma capitalization under each of Option A and Option B.

PRO FORMA ORGANIZATION STRUCTURE AND OWNERSHIP. With respect to the mechanics of the transaction, we contemplate the organization of an acquisition company capitalized by Bull Run, its equity partners and its lenders. The acquisition company would effect the tender offer for the outstanding Rawlings shares. The acquisition company would then merge into Rawlings with Rawlings as the surviving entity and with shares in Rawlings exchanged for all of the outstanding shares of the acquisition company. Bull Run currently contemplates that existing Rawlings shareholders will elect to retain 2.4 million to 3.0 million or more shares with new Rawlings shareholders owning approximately 3.5 million to 4.5 million shares. Our counsel will be pleased to discuss separately the specific elements of the tender offer and subsequent merger.

VALUATION. With respect to your request for our assessment of the post-transaction valuation of Rawlings, we believe that the Rawlings share price will appreciate materially from the tender offer valuation over an 18-24 month period as the impact of Bull Run's business plan for Rawlings generates expected improvements in profitability, cash flow and competitive position. However, as we discussed, Rawlings will have limited float and trading liquidity in the near term, which may result in a downward bias on the stock. Although we can provide no assurance, we expect the share price to trade near the tender offer valuation in the near term with upward bias as calendar 2000 results are reported and capital markets sponsorship improves.

TIMING. Based on the status of our due diligence investigation to date, we contemplate that each of Bull Run, its advisors and its investment partners can complete due diligence within a 20 day time frame. We would then expect to be in a position to negotiate a definitive agreement without any contingencies, including financing contingencies, other than, possibly, provisions for regulatory approvals. Upon completion of our due diligence investigation, we would expect a period of no more than ten days or so to execute a definitive agreement and be in a position to proceed with the tender offer immediately thereafter. However, this time frame is subject to Bull Run, Rawlings and their respective advisors confirming the scope and timing of our due diligence investigation and the availability of Rawlings' financial and operating data, personnel and facilities.

DEFINITIVE AGREEMENT. I understand that our respective counsel have discussed the representations, warranties and tender offer conditions and have agreed that mutually satisfactory terms and conditions can be negotiated.


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Bull Run Board Approval. Per your request, attached as Exhibit 3 are the minutes from the meeting of the Executive Committee of Bull Run's Board of Directors, which confirm Bull Run's authority to submit the offer to acquire Rawlings and to proceed to consummate such a transaction as set forth in Bull Run's letter to you dated October 4, 1999.

The entire Bull Run team continues to be excited by the prospect of moving aggressively to consummate the proposed transaction. We are available to you at your convenience for further discussion. You can reach me via my office at 404-842-5902 or via my pager at 800-608-7023. We appreciate your kind consideration.

Sincerely,

/s/ STEPHEN W. POWELL
---------------------

Attachments

Copy: Robert S. Prather, Jr.
      Stephen A. Opler
      Denis Kelly
      Timothy O'Neil
      Tracy Rosenbluth


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                                                                       EXHIBIT 6

Exhibit 1
--------------------------------------------------------------------------------
Option A - $12.25 Purchase Price for 5.4 million shares               Prudential
($ in thousands)                                                      Securities

Sources of Funds                               Uses of Funds
------------------------------------------     ------------------------------------------
Bank revolver                     $ 26,148     Purchase of equity                $ 67,124
Term loan                           55,000     Repayment of existing debt          52,699
New Equity                          45,000     Total fees and expenses              7,944
Existing cash                        1,619                                             --
                                  --------                                       --------
  Total                           $127,767                                       $127,767
                                  ========                                       ========

Capitalization
----------------------------------------------
                                  Pro Forma
                                 As Adjusted
                               August 31, 1999
                               ---------------
Bank revolver                     $ 26,148
Term loan                           55,500
Other long-term debt                    --
                                  --------
  Total debt                      $ 81,648

Total stockholders' equity          34,056
                                  --------

Total capitalization              $115,704
                                  ========

-------------
* Purchase accounting assumed as conservative case.

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Exhibit 2
--------------------------------------------------------------------------------
Option B - $13.00 Purchase Price for 4.8 million shares              (Prudential
($ in thousands)                                                      Securities
                                                                      Logo)

Sources of Funds                             Uses of Funds
----------------------------------------     -----------------------------------------
Bank revolver                   $ 22,382     Purchase of equity               $ 63,452
Term loan                         55,000     Repayment of existing debt         52,699
New Equity                        45,000     Total fees and expenses             7,850
Existing cash                      1,619                                             -
                                --------                                      --------
  Total                         $124,001                                      $124,001
                                ========                                      ========


Capitalization
--------------------------------------------
                               Pro Forma
                              As Adjusted
                            August 31, 1999
                            ---------------
Bank revolver                   $ 22,382
Term loan                         55,500
Other long-term debt                   -
                                --------
  Total debt                    $ 77,882

Total stockholders' equity        34,150
                                --------

Total capitalization            $112,032
                                ========

----------------
* Purchase accounting assumed as conservative case.
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                        MINUTES OF BULL RUN CORPORATION
                          EXECUTIVE COMMITTEE MEETING

     The Executive Committee of Bull Run Corporation, J. Mack Robinson and Robert S. Prather, Jr., met on September 25, 1999. Robert S. Prather acted as Secretary of the meeting. The Executive Committee authorized Bull Run Corporation to lead a group of equity investors and current Rawlings shareholders in structuring a proposal to acquire all or any portion of Rawlings' issued and outstanding capital stock not owned by Bull Run Corporation or certain other investors who elect to retain their equity ownership in Rawlings. It is anticipated that Rawlings will remain an independent public company with a recapitalized balance sheet, with equity owned by public shareholders who elect to retain their equity ownership in Rawlings, as well as Bull Run Corporation, certain institutional shareholders who retain their current ownership and new equity holders who invest in the transaction.

     There being no further business, on motion duly made and seconded, the meeting was adjourned.

     Respectfully submitted as of the 25th day of September, 1999.


                                        /s/ Robert S. Prather, Jr.
                                        -----------------------------------
                                        Robert S. Prather, Jr.
                                        President & Chief Executive Officer
                                        Secretary of the Meeting